UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                             BKF Capital Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    05548G102
                      ------------------------------------
                                 (CUSIP Number)


                                  J. Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 21, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          580,000........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      580,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   580,000
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    7.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          580,000........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      580,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    580,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    7.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          144,800........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      144,800.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    144,800
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          127,600.......................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      127,600.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   127,600
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.7%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          104,700.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      104,700.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    104,700
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.4%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          202,900....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      202,900.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    202,900
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by BKF Capital Group, Inc.. The address of the principal executive offices of BKF Capital Group, Inc. is One Rockefeller Plaza, New York, NY 10020.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada Master, and GSC. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 144,800 shares of Common Stock owned by it was approximately $5,072,553. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 127,600 shares of Common Stock owned by it was approximately $4,427,966. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 104,700 shares of Common Stock owned by it was approximately $3,722,255. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 202,900 shares of Common Stock owned by it was approximately $7,066,737. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        As of May 31, 2005 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of June 21, 2005, the Reporting Persons directly or indirectly beneficially owned 580,000 shares, or 7.6%, of Common Stock of BKF Capital Group, Inc. (the approximate percentage of the shares of Common Stock owned is based on 7,665,748 shares of common stock outstanding by BKF Capital Group, Inc., on April 29, 2005).
           (1) Cuttyhunk owns 144,800 shares (1.9%) (2) Anegada owns 127,600 shares (1.7%) (3) GS Cannell owns 104,700 shares (1.4%) (4) Tonga owns 202,900 shares (2.6%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

--------------------------------------------------------------------------------
Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                     (Sold)
--------------------------------------------------------------------------------

ANEGADA             5/2/2005          5,300       34.67    Open Market
ANEGADA             5/3/2005         10,200       34.82    Open Market
ANEGADA             5/4/2005          1,000       34.96    Open Market
ANEGADA             5/11/2005        10,700       31.73    Open Market
ANEGADA             5/12/2005         1,400       30.86    Open Market
ANEGADA             5/13/2005         7,600       31.13    Open Market
ANEGADA             5/16/2005         4,300       31.15    Open Market
ANEGADA             5/17/2005         8,500       30.93    Open Market
ANEGADA             5/18/2005         3,100       32.65    Open Market
ANEGADA             5/19/2005         5,100       33.57    Open Market
ANEGADA             5/26/2005           700       34.17    Open Market
ANEGADA             6/1/2005          2,300       36.48    Open Market
ANEGADA             6/3/2005           (300)      40.81    Open Market
ANEGADA             6/8/2005           (200)      40.03    Open Market
ANEGADA             6/8/2005           (600)      40.03    Open Market
ANEGADA             6/10/2005        (1,300)      38.42    Open Market
ANEGADA             6/13/2005        (3,200)      37.99    Open Market
ANEGADA             6/14/2005        (5,400)      38.37    Open Market
ANEGADA             6/15/2005        (4,300)      38.43    Open Market
ANEGADA             6/15/2005        (1,000)      38.43    Open Market
ANEGADA             6/16/2005        (4,300)      38.25    Open Market
ANEGADA             6/16/2005        (1,100)      38.25    Open Market
ANEGADA             6/16/2005          (400)      38.25    Open Market
ANEGADA             6/16/2005          (900)      38.25    Open Market
ANEGADA             6/16/2005          (500)      38.25    Open Market
CUTTYHUNK           5/2/2005          6,300       34.67    Open Market
CUTTYHUNK           5/3/2005         11,800       34.82    Open Market
CUTTYHUNK           5/4/2005          1,100       34.96    Open Market
CUTTYHUNK           5/11/2005         5,800       31.73    Open Market
CUTTYHUNK           5/12/2005         1,600       30.86    Open Market
CUTTYHUNK           5/13/2005         8,700       31.13    Open Market
CUTTYHUNK           5/16/2005         4,800       31.15    Open Market
CUTTYHUNK           5/17/2005         9,600       30.93    Open Market
CUTTYHUNK           5/18/2005         3,500       32.65    Open Market
CUTTYHUNK           5/19/2005         5,800       33.57    Open Market
CUTTYHUNK           5/26/2005           800       34.17    Open Market
CUTTYHUNK           6/1/2005          2,500       36.48    Open Market
CUTTYHUNK           6/3/2005           (300)      40.81    Open Market
CUTTYHUNK           6/8/2005           (900)      40.03    Open Market
CUTTYHUNK           6/10/2005        (1,400)      38.42    Open Market
CUTTYHUNK           6/13/2005        (3,700)      37.99    Open Market
CUTTYHUNK           6/14/2005        (6,200)      38.37    Open Market
CUTTYHUNK           6/15/2005        (6,000)      38.43    Open Market
CUTTYHUNK           6/16/2005        (8,200)      38.25    Open Market
GS CANNELL          5/2/2005          4,600       34.67    Open Market
GS CANNELL          5/3/2005          9,300       34.82    Open Market
GS CANNELL          5/4/2005            900       34.96    Open Market
GS CANNELL          5/11/2005         4,300       31.73    Open Market
GS CANNELL          5/12/2005         1,200       30.86    Open Market
GS CANNELL          5/13/2005         6,300       31.13    Open Market
GS CANNELL          5/16/2005         3,500       31.15    Open Market
GS CANNELL          5/17/2005         7,000       30.93    Open Market
GS CANNELL          5/18/2005         2,600       32.65    Open Market
GS CANNELL          5/19/2005         4,100       33.57    Open Market
GS CANNELL          5/26/2005           600       34.17    Open Market
GS CANNELL          6/1/2005          1,800       36.48    Open Market
GS CANNELL          6/3/2005           (300)      40.81    Open Market
GS CANNELL          6/8/2005           (700)      40.03    Open Market
GS CANNELL          6/10/2005        (1,000)      38.42    Open Market
GS CANNELL          6/13/2005        (2,600)      37.99    Open Market
GS CANNELL          6/14/2005        (4,500)      38.37    Open Market
GS CANNELL          6/15/2005        (4,300)      38.43    Open Market
GS CANNELL          6/16/2005        (5,900)      38.25    Open Market
PLEIADES            5/2/2005        (11,300)      34.67    Open Market
PLEIADES            5/2/2005           (400)      34.67    Open Market
PLEIADES            5/2/2005         (6,900)      34.67    Open Market
PLEIADES            5/2/2005         (1,200)      34.67    Open Market
PLEIADES            5/2/2005           (200)      34.67    Open Market
PLEIADES            5/2/2005           (200)      34.67    Open Market
PLEIADES            5/2/2005         (1,300)      34.67    Open Market
PLEIADES            5/2/2005           (800)      34.67    Open Market
PLEIADES            5/2/2005         (1,200)      34.67    Open Market
PLEIADES            5/2/2005           (100)      34.67    Open Market
PLEIADES            5/2/2005           (800)      34.67    Open Market
PLEIADES            5/2/2005           (600)      34.67    Open Market
PLEIADES            5/2/2005           (100)      34.67    Open Market
TONGA               5/2/2005          8,900       34.67    Open Market
TONGA               5/3/2005         14,400       34.82    Open Market
TONGA               5/4/2005          1,300       34.96    Open Market
TONGA               5/11/2005         9,200       31.73    Open Market
TONGA               5/12/2005         2,000       30.86    Open Market
TONGA               5/13/2005        12,200       31.13    Open Market
TONGA               5/16/2005         6,700       31.15    Open Market
TONGA               5/17/2005        13,600       30.93    Open Market
TONGA               5/18/2005         5,000       32.65    Open Market
TONGA               5/19/2005         8,000       33.57    Open Market
TONGA               5/26/2005         1,300       34.17    Open Market
TONGA               6/1/2005          3,900       36.48    Open Market
TONGA               6/3/2005           (300)      40.81    Open Market
TONGA               6/3/2005           (200)      40.81    Open Market
TONGA               6/8/2005         (1,300)      40.03    Open Market
TONGA               6/10/2005        (2,000)      38.42    Open Market
TONGA               6/13/2005        (4,400)      37.99    Open Market
TONGA               6/13/2005          (700)      37.99    Open Market
TONGA               6/14/2005        (2,200)      38.37    Open Market
TONGA               6/14/2005        (6,300)      38.37    Open Market
TONGA               6/14/2005          (100)      38.37    Open Market
TONGA               6/15/2005        (1,000)      38.43    Open Market
TONGA               6/15/2005        (4,900)      38.43    Open Market
TONGA               6/15/2005        (2,500)      38.43    Open Market
TONGA               6/16/2005        (3,000)      38.25    Open Market
TONGA               6/16/2005        (8,400)      38.25    Open Market




        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, and Tonga.

Item 7  Material to Be Filed as Exhibits

        See Exhibit 7.1- Letter to Mr. John A. Levin, Chairman of the Board and CEO of BKF Capital Group, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 21, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner



Exhibit 7.1


                               CANNELL CAPITAL LLC
                              150 California Street
                           San Francisco, Calif. 94111


                    Tel (415) 835-8300  Fax (443) 606-0067
                               info@cannellcap.com

June 20, 2005





John A. Levin, Chief Executive Officer
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020



Dear John:

Your letter of June 16, 2005 to the shareholders of BKF Capital Group, Inc. ("BKF") is rich in obfuscation, misdirection and confusion. I think that you mischaracterize the intentions of shareholders in general and of Cannell Capital LLC in particular.

We invested in BKF for one simple reason - we expect BKF's share price to rise. We pray for the end of the mismanagement of our Company. Only then can BKF equal, and hopefully exceed, the financial performance of its peers.

It is that simple.

Unfortunately, it has taken the prospect of losing a proxy contest for the board to make some overdue improvements in corporate governance. Although we applaud some of the changes, the board has still not dealt with BKF's horrible financial performance -- especially the misalignment of employee compensation with the best interests of clients and stockholders.

Allow us to address some of the claims you make.


      LEVIN ALLEGATION: "the opposition slate has not offered any sort of credible business plan"

FACT: We are not the opposition slate. But the business plan for BKF should be clear and simple. Grow assets, manage them well, and align rainmaker compensation with the long-term interests of the Company and stockholders.

Many publicly-traded financial service companies accomplish this - BKF does not.

Is this too complicated? We believe that more of an employee's compensation should be paid in equity, and a portion deferred. Portfolio managers should have contracts, giving them the confidence they will be paid if they hit performance targets. These agreements should prohibit managers who quit from soliciting BKF's employees or investors. Compensation should be capped as a percentage of revenue.

Such arrangements are typical on Wall Street, but not at BKF.


      LEVIN ALLEGATION: "[activist shareholders are] seeking to force the Company to take itself private or to force a sale to a third party"

FACT: The preference of Cannell Capital is for BKF to grow substantially once its productivity is enhanced and performance for clients is increased. But if you insist on running BKF like a private fiefdom, ladling out most of the income to you and your messmates, then yes, we would prefer that you buy the Company from its shareholders and squander privately. This would free you from the annoying interference of fiduciary obligation, corporate governance and owners who focus on irritating performance metrics.


      LEVIN ALLEGATION: "both [taking BKF private and a sale to a third party] have been seriously examined and pursued."

FACT: You continue to mock the intelligence of shareholders. We were never approached by you, your alleged bankers Merrill Lynch & Co. or Peter J. Solomon Co. about the Company. When I met you on May 26, 2005, you didn't tell me that BKF had hired bankers.

I am not alone. Other potential purchasers of BKF tell a similar story. No sincere effort was made to sell BKF. Furthermore, to garner a premium would have required the implementation of many of the changes we, Institutional Shareholder Services and Glass Lewis & Co., have called for, but the board resists.


      LEVIN ALLEGATION: "the opposition is... proposing immediate, drastic cuts to compensation that, if enacted, will inevitably drive away key personnel and diminish the value of our existing business"

FACT: We want valuable employees to take home more compensation, not less. It would delight us to treble compensation to employees, but that would be contingent upon more wealth being delivered to clients and stockholders. BKF has, however, grown assets and revenue without growing stockholder value. Some employees will flee and in this we rejoice. The new team must be happy to compete in the same boat and row with greater symmetry.


      LEVIN ALLEGATION: "a group of competitors will not be focused on developing value for all stockholders and may be interested in replacing our product with theirs."

FACT: Cannell Capital is hardly a competitor. Over the last five years, we have sent over $250 million back to our investors. Thus, it would have been impossible for your clients to choose Cannell Capital to manage their money, as you suggest. Regrettably, our strategy is strained when assets exceed $1 billion.


      LEVIN ALLEGATION: "Unlike some of the competitors cited by Steel Partners, we do not operate closed end funds that have locked up capital or large mutual fund complexes that can absorb their administrative costs."

FACT: The beauty of the asset management business is that it does not require much capital investment. BKF is not a Valero Energy Corp., a petroleum refiner that must exceed a certain throughput in order to generate cash. Your inability to make money at current levels of assets and revenue is inexcusable.

                                                  Op.      Comp./
$M      Company                AUM     Revenue  Margin    Revenue

CLMS    Calamos              $ 38,000   $342.8     45%      19.9%
GBL     Gabelli                28,700    255.2     39%      41.5%
HNNA    Hennessy Advisors       1,261      9.5     50%      21.1%
TROW    T. Rowe Price          45,200  1,277.0     41%      35.5%
LIO LN  Liontrust               5,035     24.5     35%      46.4%

BKF     BKF Capital           $13,604   $126.5      4%      75.7%
 Source: 2004; Factset, Merrill Lynch, SEC 10-Ks



      LEVIN ALLEGATION: "we must ask whether these portfolio managers think that they can take advantage of a possible decline in our stock price (perhaps brought on by the disruption they engender) by merging one or more of their entities into our publicly traded company."

FACT: In its thirteen year history, Cannell Capital has been disciplined about managing growth and returning capital to investors. Its 87% operating margins are juicy. The performance is sweet. Why blend Screaming Eagle cabernet with workaday Pabst Blue Ribbon?


      LEVIN ALLEGATION: "We just do not believe that a new management could replace our senior portfolio managers and still retain our clients."

FACT: We do.

So do other Wall Street nabobs with whom we've spoken, some of whom are your neighbors and your philanthropic "friends." We hope it won't come to that, but clearly BKF needs more PSDs.(1)

If your managers deliver performance as outsized as their compensation, why won't you share that record with the public?


      LEVIN ALLEGATION: "[Henry Levin] is paid based on the basis of the profitability to the firm."

FACT: BKF is unprofitable. Money managers Frank Rango and Henry Levin (your son, whom the Company paid $16.4 million in 2004 and 2003) should be rewarded with significant equity in BKF to motivate them to stay and align their interests with those of stockholders. They are not delivering profits to shareholders-but we think they would if they were paid like shareholders. At the very least, they should have non-solicitation agreements in place. The whole compensation structure stinks.


      LEVIN ALLEGATION: "My daughter, Jennifer Levin Carter, has a distinguished academic record, having become a member of Phi Beta Kappa in her junior year at Yale, and having graduated from there with distinction in molecular biophysics and biochemistry, from Harvard Medical School and from the Harvard School of Public Health."

FACT: We love our daughters too. But we do not put our daughters on the company payroll, endowing vast sums for questionable services. Jennifer should neither be overpaid nor underpaid. If she's worth the $665,074 you paid her over the last four years, we'd like to know what she did to earn it. Show us the data. BKF is not your company - you own just 9.1% percent of the outstanding shares. BKF is owned by the public.


      LEVIN ALLEGATION: "The 'losses' just do not reflect the way in which our business has been managed, and they obscure the cash flow actually being generated. We understand shareholders who make inquiries as to why our cash flow is not higher, but attacks on our "losses" by sophisticated money managers betray their tendency to obscure the relevant facts to achieve their aims."

FACT: Perhaps they are "losses" to you. But to shareholders, they are losses. To the Securities and Exchange Commission they are just losses. We are Old School as is relates to accounting. Don't abuse our patience.



      LEVIN ALLEGATION: "I expect you might be wondering what is motivating me to continue to fight. But managing a public company with hostile shareholders is not an enviable task, particularly for someone like me who is more interested in managing money than in anything else."

FACT: If the job of running BKF exhausts you, you are free to leave. But if managing money is your true love, indulge that, and leave running BKF to those with the requisite experience, competence and energy.


      LEVIN ALLEGATION:
      "Our slate is composed of outstanding individuals."

FACT: Your friends may indeed be "outstanding individuals", whatever that means. They are not, however, outstanding money managers, nor do they evince much in the way of understanding good corporate governance practices. Clearly, BKF needs less princely arrogance and more competent management. Your board may be "outstanding" at brokering and lecturing, but BKF needs a board with an outstanding track record of governing, investing and operating.

Like Institutional Shareholder Services and Glass Lewis & Co, who have consistently rejected your mewing, we support the desire of Steel Partners to break up the crony-ridden board.

Shareholders deserve to be treated as shareholders.

Sincerely,

J. Carlo Cannell



(1) "Poor, Smart, and with a deep Desire to become Rich," is the Bear, Stearns ethos as discussed by chairman Alan "Ace" Greenberg in "Memos from the Chairman" (Workman Publishing, 1996). Have you received the used copy I sent you?